# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Granite Real Estate Investment Trust, CIK 0001564538
CUSIP: 387437205
Title of class of securities: REIT Units
Address of issuer's principal executive offices: 77 KING ST. WEST, SUITE 4010, P.O. BOX 159, TD CENTRE, TORONTO, ONTARIO, Ontario Canada (A6), M5K 1H1
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-004597
Filed by CIK 0001021926

## Reporting persons
- CIBC Global Asset Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 3,077,800; shared voting power 0; sole dispositive power 3,077,800; shared dispositive power 0; aggregate amount beneficially owned 3,077,800 (4.91% of the class)

## Item 1. Issuer
Name of issuer: Granite Real Estate Investment Trust
Address of issuer's principal executive offices: 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1

## Item 2. Person Filing
Name of person filing: CIBC Global Asset Management Inc.
Address of principal business office or, if none, residence:
81 Bay Street, 20th Floor
Toronto, Ontario, Canada M5J 0E7
Citizenship: Please refer to Item 4 on each cover sheet for each filing person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,346,637
Percent of class: 5.28%
Sole power to vote or to direct the vote: 3,346,637
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,346,637
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CIBC Global Asset Management Inc.: Jean Gauthier, Jean Gauthier, Managing Director & CIO - Global Fixed Income (08/14/2025)